

June 7, 2012

Via E-mail
Ms. Angela F. Braly
Chair of the Board, President and Chief Executive Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: WellPoint, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 22, 2012
       File No. 001-16751

Dear Ms. Braly:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Regulation
Protection and Affordable Care Act, page 18

1. Please provide us proposed disclosure to be included in future periodic reports that quantifies the percentages of the premiums and enrolled customers that are subject to the minimum medical loss ratio rebates, the amount of rebates recorded against net revenues during 2011, and where the rebate accrual is reflected in balance sheet. Furthermore, on page 45, you state that GAAP basis presentation of benefit expense ratio is different from HHS guidance of calculating medical loss ratio. Please discuss how the medical loss ratio is calculated and used differently from the benefit expense ratio.

Consolidated Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 88

2. Please provide us proposed disclosure to be included in future periodic reports that describes how you estimate and account for the minimum medical loss ratio rebates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant